SAM INCORPORATED
Profit & Loss
January through September 2024

	Jan - Sep 24
Ordinary Income/Expense	
Income	
Food Sales	1,075,130.95
Total Income	1,075,130.95
Cost of Goods Sold	
Purchases	287,873.62
Restaurant Supplies	11,287.81
Total COGS	299,161.43
Gross Profit	775,969.52
Expense	
Automobile	4,799.92
Bank Service Charges	2,504.09
Computer and Internet Expenses	150.00
Credit Card Discount	2,808.60
Finance Charge	807.00
Insurance Expense	20,184.82
Interest Expense	33,620.51
Office Expense	1,520.00
Outside Service	31,122.62
Parking and Toll	825.00
Payroll Expenses	
Salaries and Wages	381,334.87
Total Payroll Expenses	381,334.87
Pest Control	3,086.72
Professional Fees	6,775.00
Rent Expense	66,750.00
Repairs and Maintenance	1,400.00
Tax and License	
Business Licenses and Permits	13,463.00
Payroll Tax Expense	35,600.21
Total Tax and License	49,063.21
Telephone Expense	8,031.03
Utilities	45,650.84
Total Expense	660,434.23
Net Ordinary Income	115,535.29
Other Income/Expense	
Other Income	
Interest Income	0.08
Total Other Income	0.08
Other Expense	4,069.91
Net Other Income	-4,069.83
Net Income	**111,465.46**

SAM INCORPORATED
Balance Sheet
As of September 30, 2024

	Sep 30, 24
ASSETS	
Current Assets	
Checking/Savings	5,429.56
Other Current Assets	
Food Inventory	24,200.00
Total Other Current Assets	24,200.00
Total Current Assets	29,629.56
Fixed Assets	
Company Vehicle	
2015 Basis	41,934.00
2018 Basis	10,000.00
Acc. Dep.	-38,477.00
Total Company Vehicle	13,457.00
Furniture, Fixture & Equipment	
2015 Basis	98,487.00
2023 Basis	19,354.58
Acc. Dep.	-99,178.00
Total Furniture, Fixture & Equipment	18,663.58
Leasehold Improvements	
2015 Basis	27,793.00
2017 Basis	31,948.42
2023 Basis	560,084.60
Acc. Dep.	-42,960.00
Total Leasehold Improvements	576,866.02
Machinery and Equipment	
2015 Basis	44,782.00
2023 Basis	60,485.69
Acc. Dep.	-47,806.00
Total Machinery and Equipment	57,461.69
Total Fixed Assets	666,448.29
Other Assets	
Covenant Not to Compete	
2015 Basis	15,000.00
Acc. Amor.	-15,000.00
Total Covenant Not to Compete	0.00
Goodwill	
2015 Basis	25,000.00
Acc. Amor.	-25,000.00
Total Goodwill	0.00
Loan to KPP INC	265,370.34
Loan to Winefornia Inc	30,000.00
Total Other Assets	295,370.34
TOTAL ASSETS	**991,448.19**

SAM INCORPORATED
Balance Sheet
As of September 30, 2024

	Sep 30, 24
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	14,968.73
Other Current Liabilities	
Payroll Liabilities	4,911.36
Sales Tax Payable	13,657.00
Total Other Current Liabilities	18,568.36
Total Current Liabilities	33,537.09
Long Term Liabilities	1,013,256.57
Total Liabilities	1,046,793.66
Equity	
Capital Stock	500.00
Retained Earnings	295,386.71
Shareholder Distributions	-462,697.64
Net Income	111,465.46
Total Equity	-55,345.47
TOTAL LIABILITIES & EQUITY	**991,448.19**

SAM INCORPORATED
Statement of Cash Flows
January through September 2024

	Jan - Sep 24
OPERATING ACTIVITIES	
Net Income	111,465.46
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Apple Card	-2,028.57
Capital One Spark 5722	-15,222.86
Chase CC 6183	-24,585.16
WF BusinessLine 1354	-151.98
WF CC 4162	-262.89
WF CC 4170	2,238.31
Payroll Liabilities	-5,779.43
Sales Tax Payable	-8,946.00
Net cash provided by Operating Activities	56,726.88
FINANCING ACTIVITIES	
Loan Payable:SEACC Microloan H05	-48,102.96
Loan Payable:Square	-64,030.43
Loan Payable:Other	-279,903.30
Loan Payable:Webfunder LLC	54,799.90
Shareholder Distributions	303,730.77
Net cash provided by Financing Activities	-33,506.02
Net cash increase for period	23,220.86
Cash at beginning of period	-17,791.30
Cash at end of period	**5,429.56**